Norman Cay Developments Inc.

4472 Winding Lane, Stevensville, MI 49127 tel: 269-429-7002

December 5, 2011

Ajay Koduri

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Norman Cay Development, Inc.

Form 8-K

Filed October 17, 2011

File No. 333-167284

Dear Mr. Koduri:

Norman Cay Development Inc. (the “Company”), a Nevada corporation, has received and reviewed your letter of November 4, 2011, pertaining to the Company’s Registration Statement on Form 8-K (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on October 17, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated November 4, 2011.

Prospectus Cover Page

1.

We note your disclosure under Item 5.06 that management has determined the company is no longer a shell corporation as defined in Rule 405 of the Securities Act or Rule 12b-2 of the Securities Exchange Act. Under that definition, a shell company has no or nominal operations and either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents, or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. By referring to specific parts of your disclosure or business, please tell us how you factually fall outside the definition of a shell company. Currently we note you have no operations (see page 27 which states you have no operating revenues) and all of your assets consist of cash (see also page 27). In the alternative, amend your Form 8-K to indicate you continue to be a shell company.

RESPONSE:  We have amended the Filing to remove any reference to the Company no longer being a shell company.

In connection with the Company’s responding to the comments set forth in the November 4, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter, and all related documents have be filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours

/s/ Shelly Guidarelli

Shelly Guidarelli